PROSPECT CAPITAL CORPORATION

10 East 40th Street, 44th Floor

New York, New York 10016

September 10, 2013

VIA EDGAR

Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:                                                                             Prospect Capital Corporation

Preliminary Proxy Statement Filed on August 26, 2013
(the “Proxy Statement”)

Dear Mr. Greene:

We are in receipt of oral comments provided by you on September 5, 2013 regarding Prospect Capital Corporation’s (the “Company”) preliminary proxy statement filed on August 26, 2013.

We have considered your comments and have made the responses and amendments to the Company’s proxy statement discussed below.  For ease of reference, we have included your comments below followed by our responses.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments

Comment 1:                           We note that for Proposals I and III, abstentions and broker non-votes will have the effect of a vote against each proposal.  For Proposal II we note that abstentions will not be included in determining the number of votes cast and, as a result, will have no effect on the proposal.  Please disclose the effect of broker non-votes with respect to Proposal II.

Response:  We have amended disclosure accordingly.

Comment 2:                           Who is the “we” in the following sentence on page 3:  “We will bear the expense of the solicitation of proxies for the Annual Meeting, including the cost of preparing, printing and mailing this Proxy Statement, the accompanying Notice of Annual Meeting of Stockholders and proxy card.”

Response:  Please see the cover page of the proxy statement where Prospect Capital Corporation is defined as the “Company” or “we,” “us” or “our”.

Comment 3:                           Has Andy Cooper held any other public directorships in the past 5 years that are no longer held?

Response:  Mr. Cooper has not held any other public directorships in the past 5 years.

Comment 4:                           Please see the sentence:  “It should be noted that the maximum number of shares salable below NAV on any given date pursuant to this authority that could result in dilution to stockholders is limited to 25% of the Company’s then outstanding common stock immediately prior to such date.”  If the Company could offer 25% each day, so state and comment that this is illusory.

Response:  We have amended disclosure accordingly.

Comment 5:                           With respect to Proposal III, is there any integration of shares sold on multiple days?

Response:  No.  Please see response to Comment 4.

Comment 6:                           Please note that it seems that there is erroneous disclosure on page 32 of the proxy statement under Brian Oswald’s signature.

Response:  We are unable to view any such erroneous disclosure.

*                                         *                                         *                                         *

If you have any questions or comments or require any additional information in connection with the above, please telephone Brian Oswald at (212) 792-2259.

Sincerely,

Prospect Capital Corporation

/s/ Brian H. Oswald
Name: Brian H. Oswald
Title: Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary